Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Kennedy-Wilson Holdings, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Kennedy-Wilson Holdings, Inc. of our reports dated February 27, 2017, with respect to the consolidated balance sheets of Kennedy-Wilson Holdings, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedules III and IV, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of Kennedy-Wilson Holdings, Inc.

(signed) KPMG LLP

Los Angeles, California

June 19, 2017